EXHIBIT 99.4
Certifications Furnished Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
Canadian Pacific Railway Limited
In connection with the Annual Report of Canadian Pacific Railway Limited (the “Company”) on Form 40-F for the period ended December 31, 2009 (the “Report”) to which this certificate is an exhibit, I, Frederic J. Green, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 19, 2010	/s/ Frederic J. Green
Frederic J. Green
President and Chief Executive Officer

EXHIBIT 99.4
Canadian Pacific Railway Company
In connection with the Annual Report of Canadian Pacific Railway Company (the “Company”) on Form 40-F for the period ended December 31, 2009 (the “Report”) to which this certificate is an exhibit, I, Frederic J. Green, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 19, 2010	/s/ Frederic J. Green
Frederic J. Green
President and Chief Executive Officer